Exhibit 20

SEQUA NEWS RELEASE

Immediately                                                                                                           Linda Kyriakou – 212-986-5500

Sequa to Post Higher Operating Income for 2002; Company Will Record a Loss from Discontinued Operations and a Charge to Equity for Pension Obligations

New York, February 25 – Sequa Corporation (SQAA; NYSE) expects that, despite a decline in sales, the company will report higher operating income when results for the year ended December 31, 2002 are released next month.  The increase – which includes the benefits of smaller restructuring and environmental provisions and the absence of goodwill amortization charges in the current year – reflects improvement at a number of operations outside the commercial airline industry.  Results of the large Chromalloy Gas Turbine unit, which serves the global airline industry, were curtailed by the difficult conditions in the marketplace.

Sequa’s net results for 2002 will be lowered by two principal factors.  First, results for the fourth quarter will include an after-tax loss of approximately $11 million or $1.05 per basic share from Sequa Capital, a financial services operation that was discontinued in 1991.  The loss from discontinued operations stems from the write-off of an aircraft lease with bankrupt United Airlines and the write-down of values for other aircraft leases in the Sequa Capital portfolio.  In light of the ongoing downturn in the airline market, it should be noted that the carrying value of Sequa Capital’s remaining investments in aircraft leases with domestic airlines totals approximately $40 million.

The second factor affecting net results for 2002 is a change in accounting principle.  As reported at the time the company issued its nine-month results, Sequa has adopted SFAS No. 142 (accounting for goodwill), and the change has created a non-cash charge that lowers net income by $114.8 million or $11.03 per basic share for the year.

            In addition, the annual actuarial valuation of the company’s pension plans has led to a charge of $65 million after tax to stockholders’ equity at December 31, 2002.  The charge reflects the effect of a decline in the investment performance of pension portfolios and the lower discount rate used to value year-end pension liabilities.

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2/25/03

Note: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances.  Actual results may differ materially from these expectations due to changes in global economic, business, political, currency, and regulatory, competitive and technological factors. For additional information, see the comments included in Sequa=s filings with the Securities and Exchange Commission.